Primega Group Holdings Limited

September 10, 2024

VIA EDGAR

Mr. Benjamin Holt

Ms. Brigitte Lippmann

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Primega Group Holdings Limited Draft Registration Statement on Form F-1 Submitted August 19, 2024 CIK No. 0001966678

Dear Sir/Madam,

Primega Group Holdings Limited (the “Company,” “we,” or “us”) hereby responds to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated September 4, 2024, regarding its Draft Registration Statement on Form F-1, submitted on August 19, 2024.

Concurrently with the submission of this letter, the Company is filing the registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Commission. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Draft Registration Statement on Form F-1 Submitted August 19, 2024

Selling Shareholders, page 62

1.	Please include the address of each selling shareholder and disclose the nature of any position, office or other material relationship that the selling shareholder has had within the past three years with the company or any of its predecessors or affiliates. See Part I Item 9.D.1 of Form 20-F.

Response: In response to the Staff’s comment, we have revised our disclosures on page 62 of the Registration Statement accordingly.

2.	Please identify in the footnotes to the table the persons who have voting or dispositive power over the shares being offered.

Response: In response to the Staff’s comment, we have revised our disclosures on page 62 of the Registration Statement accordingly.

3.	Please described in this section the initial transaction(s) relating to the shares being offered for resale, including the date the securities were issued by the company to the selling shareholders.

Response: In response to the Staff’s comment, we have revised our disclosures on page 62 of the Registration Statement accordingly.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Kyle Leung, Esq., or Clement Au, Esq of CFN Lawyers LLC, at +852 3468 7093 and +852 3468 6938.

Very truly yours,

/s/ Kan Chi Wai
	Name:	Kan Chi Wai
	Title:	Chief Executive Officer of the Company

cc:	Kyle Leung, Esq. Clement Au, Esq.
CFN Lawyers LLC